Wing It!

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	100.00
CHECKING FOR SMALL BUSINESS (7645)	387.71
Savings	551.34
Total Bank Accounts	**$1,039.05**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	0.00
Undeposited Funds-1	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,039.05**
Fixed Assets	
Mobile Operations	3,500.00
Total Fixed Assets	**$3,500.00**
TOTAL ASSETS	**$4,539.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Square Loan	5,045.97
Total Other Current Liabilities	**$5,045.97**
Total Current Liabilities	**$5,045.97**
Long-Term Liabilities	
EIDL	19,000.00
PPP Loan	11,725.00
Total Long-Term Liabilities	**$30,725.00**
Total Liabilities	**$35,770.97**
Equity	
Justin's Capital Investment	10,000.00
Justin's Personal Purchases for Wing it	715.29
Total Justin's Capital Investment	**10,715.29**
Manny's Capital Investment	10,000.00
Manny's Personal Purchases for Wing It	2,508.11
Total Manny's Capital Investment	**12,508.11**
Opening Balance Equity	-9,353.50
Partner Distributions	
Justin Distribution	-5,750.00
Manny Distribution	-2,000.00
Total Partner Distributions	**-7,750.00**
Retained Earnings	9,408.85
Net Income	-46,760.67
Total Equity	**$ -31,231.92**
TOTAL LIABILITIES AND EQUITY	**$4,539.05**